Exhibit 4.15

DORI ENERGY INVESTMENT AGREEMENT

English summary of Hebrew version1

1. Preliminary Note

The Investment Agreement (the “Investment Agreement”) among U. Dori Group Ltd. (“Dori”), U. Dori Energy Infrastructures Ltd. (“Dori Energy”) and Ellomay Clean Energy Ltd. (“Ellomay Energy”) was executed on November 25, 2010.

Dori Energy is a private Israeli company and a subsidiary of Dori. The Investment Agreement provides for the issuance to Ellomay Energy, following the fulfillment of certain conditions precedent set forth in the Investment Agreement, of ordinary shares of Dori Energy which constitute forty percent (40%) of Dori Energy’s issued and outstanding share capital on a fully diluted basis, in consideration for NIS fifty million (50,000,000). This transaction was consummated on January 27, 2011.

2. Main content of the agreement

Ellomay Energy was granted with a call option (the "Option") to increase its holdings in Dori Energy, subject to certain terms and conditions which are set forth in the Investment Agreement, to up to fifty percent (50%) of Dori Energy's issued and outstanding share capital on a fully diluted basis. The price applicable to the exercise of the Call Option is two and a half million (2,500,000) NIS in consideration for each percent (1%) of Dori Energy's issued and outstanding share capital. The Option is divided into two tranches – an option to purchase up to an additional 9% of Dori Energy's issued and outstanding share capital is exercisable starting from the Closing Date and ending six (6) months after the completion and delivery of the Project (as herein defined) (the "First Tranche"), and subject to the full exercise of the First Tranche, an option to purchase an additional 1% of Dori Energy's issued and outstanding share capital shall be exercisable starting six (6) months after the completion and delivery of the Project and ending twenty four (24) months thereafter.

The Investment Agreement includes representations of Dori Energy, including with respect to Dori energy’s holdings of 18.75% of Dorad Energy Ltd. ("Dorad") issued and outstanding share capital.

The Investment Agreement further provides that Ellomay Energy shall extend corporate guarantees to Dori Energy, if and to the extent such guarantees are required to facilitate the obtainment of up to 40% of the bank finance required for Dori Energy with respect to its pro rata share of the equity required to be injected to Dorad by the shareholders thereof (Ellomay Energy shall not be required to extend any further collaterals in this respect).  In the same manner, Dori undertook to provide to Dori Energy corporate guarantees of up to 60% of such bank finance. Dori further undertook that in case such bank finance could not be obtained by Dori Energy, Dori shall provide the debt finance required for Dori Energy up to an amount of NIS 117.75 million pursuant to the terms provided in the Investment Agreement.

1 The original language version is on file with the Registrant and is available upon request.